Exhibit 99.1

LUMENIS LTD.

YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 2069204, ISRAEL

(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement is being furnished to the shareholders of Lumenis Ltd. (referred to as the “Company”, “we”, “us” and “our”) in connection with the solicitation of proxies by our board of directors for use at a Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”), and at any adjournment or postponement thereof, pursuant to the Notice of Special General Meeting of Shareholders that we furnished in our report on Form 6-K to the U.S. Securities and Exchange Commission (the “SEC”) on December 26, 2013. The Meeting will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Thursday, January 30, 2014 at 11:00 a.m. (Israel time).

Purpose of the Special General Meeting

It is proposed that at the Meeting resolutions will be adopted for the following:

(1)           (a) Approval, in connection with the prospective public offering of our Ordinary B Shares (as defined below) (the “Offering”) and listing thereof on the NASDAQ Stock Market or such other stock exchange determined by our board of directors (referred to herein as the “Board” or “board of directors”) (the “Listing”), of the adoption of an amended and restated version of our articles of association (the “Articles”), pursuant to which, among other things:

i.
In order to facilitate the Offering, we will implement a recapitalization by creating a second class of ordinary shares, designated as ordinary B shares (“Ordinary B Shares”), which shall vote with and possess rights identical to those of our existing ordinary shares (“Ordinary Shares,” and collectively with Ordinary B Shares, “shares”).  The shares of the Company to be offered and listed in the Offering and Listing will be Ordinary B Shares. The issued and outstanding Ordinary Shares shall automatically convert into, or be reclassified as (subject to determination by the Board), Ordinary B Shares on a 1:1 basis (x) in their entirety, on the 181st day after the date of the underwriting agreement for the Offering (as may be extended under certain circumstances), or, if occurring sooner, (y) partially, on a pro rata basis, based on a decision by the Board.

ii.
We will amend the procedure under Article 26(b) of our current articles of association whereby shareholders of our Company may submit a request to add an item to the agenda of a general meeting of our shareholders.

iii.
We will delete the right of a 12% Group (as defined in Article 26(c) of our current articles of association) to nominate directors of our Company under Articles 26(c) and 41(c) of our current articles of association.

iv.
We will reduce, from 33.3% to 25%, the percentage of the voting power of our outstanding shares present at a general meeting of our shareholders constituting a quorum under Article 28(b) of our current articles of association.

(b) As part of the approval described in paragraph (a) above, approval of a corresponding amendment to our Memorandum of Association that updates our authorized share capital as stated therein so as to conform with the corresponding provisions of the Articles.

(2)           Approval of our entry into a revised form of indemnification agreement with our directors and officers that reflects, in part, amendments to the Israeli Companies Law, 5759-1999 (the “Companies Law”) that have occurred since we adopted our current form of agreement (in the year 2006) and that otherwise updates the form to reflect current market practices in order to attract and retain our directors and officers.

(3)   Approval, subject to the consummation of the Offering and Listing, of an increase in the coverage limits under a new insurance policy that we will obtain for our directors and officers.

(4)           Approval of our entry into an amendment to the Registration Rights Agreement, dated December 5, 2006, as amended by Amendment No. 1 thereto, dated June 25, 2009, to which we are party with certain of our shareholders (the “Holders”), in order to effect certain revisions as summarized in the proxy statement being delivered to all shareholders of the Company in connection with the Meeting.

(5)   Approval (subject to a separate vote in the case of each of the below three categories of grantees) of separate option grants to purchase shares to the following, respectively:

a.	our Chief Executive Officer, Ms. Zipora Ozer-Armon;

b.	the Chairman of our Board, Mr. Harel Beit-On; and

c.	our additional directors, Messrs. Yoav Doppelt, Arie Weisberg and Shlomo Yanai.

(6)           Approval of (a) an increase in the number of Ordinary Shares reserved for issuance under our 2007 Share Incentive Plan (the “2007 Plan”) from 15,500,000 to 21,500,000; (b) an annual (“evergreen”) increase to the number of Ordinary Shares available for grant under the 2007 Plan equal to the lesser of (i) 5,000,000 shares, (ii) two percent (2%) of the outstanding shares on the last day of the immediately preceding year and (iii) an amount determined by our Board (in each case, subject to adjustment in a corresponding manner to our overall recapitalization described in Proposal 1 above (assuming approval of that proposal)); and (c) amendments to each of (i) our 2000 Share Option Plan, (ii) Israel 2003 Share Option Plan and (iii) the 2007 Plan to (x) amend the class of shares issuable under those plans to enable the issuance of Ordinary B Shares and (y) make certain conforming changes to those plans.

We may also transact such other business as may properly come before the Special General Meeting or any adjournment or postponement thereof, although we are not aware of any such matters as of the date hereof. If any other matters properly come before the Special General Meeting or any adjournment or postponement thereof, the persons designated as proxies (who are William Weisel and Margarita Feigin, each of them with full power of substitution) intend to vote in accordance with their judgment on such matters.

Voting and Quorum

Our board of directors has fixed the close of business on December 31, 2013 as the record date for the determination of the shareholders who are entitled to notice of, to participate in, and to vote at, the Meeting and any adjournment or postponement thereof. On the record date, we had outstanding 218,978,199* Ordinary Shares. Each share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the Meeting.

A quorum must be present in order for the Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to Thursday, February 6, 2014, at the same time and place, or to such day and such time and place as the chairman of the Meeting may determine. At such adjourned Meeting, the required quorum will consist of any two or more shareholders present in person or by proxy (regardless of the number of shares held by them).

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Vote Required for Approval of Each Proposal

Minimally, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of each of Proposal 2 (our entry into a revised form of director and officer indemnification agreement, which is not covered by our existing compensation policy), Proposal 3 (our obtaining a new insurance policy for our directors and officers that increases the level of coverage and related annual premiums in a manner that exceeds the increases covered by our existing compensation policy), Proposal 4 (our entry into an amendment to the Registration Rights Agreement, to which our controlling shareholders, Viola-LM Partners L.P. and XT Hi-Tech Investments (1992) Ltd., are parties) and Proposal 5 (separate option grants to our Chief Executive Officer, the Chairman of our board of directors (who holds an indirect equity interest in one of our controlling shareholders) and certain of our directors, which grants go beyond the specific compensation allowances under our previously approved compensation policy) requires that either of the following two voting requirements be met pursuant to the Companies Law as part of the approval by an ordinary majority of shares present and voting on that proposal (or, in the case of Proposal 5, on each part of the proposal):

•
the majority voted in favor of the proposal (or part of the proposal, in the case of Proposal 5) includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal (or part of the proposal) that are voted at the Meeting, excluding abstentions; or

* Excludes 35,527 shares of treasury stock.

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal (or part of the proposal, in the case of Proposal 5) does not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. Each of Viola-LM Partners L.P. and its affiliates, and XT Hi-Tech Investments (1992) Ltd. and its affiliates, which hold, as of December 1, 2013, 45.9% and 35.5%, respectively, of our Ordinary Shares, will be considered a controlling shareholder for these purposes.

A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Proxies

Shareholders may elect to vote their shares in the Company once, either by attending the Meeting in person, or by completing, executing and submitting a proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Proxies for use at the Meeting are being solicited by our board of directors. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor (with the exception of any proxy solicitor that we may decide to retain). We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares in the Company.

All shares in the Company represented by properly executed proxies that are received by us at least forty-eight (48) hours in advance of the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on a properly executed proxy, the shares represented thereby will be voted in favor of the matters described above and in such manner as any person named in the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment or postponement thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 2069204, Israel, attention: General Counsel (fax number +972 4-959-9355).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We currently have authorized and outstanding one class of equity securities, designated Ordinary Shares, par value NIS 0.10 per share. The following table sets forth, as of December 1, 2013, the number of Ordinary Shares beneficially owned (including, for purposes thereof, shares issuable upon the exercise of options, warrants or other convertible securities that are exercisable or convertible within 60 days of December 1, 2013), by: (i) each person or entity known to us to be the beneficial owner of 5% or more of the outstanding Ordinary Shares (our “major shareholders”); and (ii) all of our directors and executive officers, individually and as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of December 1, 2013 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned that is shown below is based on 218,978,199 Ordinary Shares outstanding (excluding 35,527 shares of treasury stock) as of December 1, 2013.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.  Unless otherwise noted below, each beneficial owner’s address is c/o Lumenis Ltd., 6 Hakidma Street, Yokneam Northern Industries Park, Yokneam 2069204, Israel.

Name and Address	Number of Ordinary Shares Owned(1)	Approximate Percentage of Ordinary Shares Outstanding
5% or greater beneficial owners
Viola-LM Partners L.P. and affiliates(2) Ackerstein Towers, Building D, 12 Abba Eban Avenue 46120 Herzlia Pituach, Israel	101,589,465	45.9%
XT Hi-Tech Investments (1992) Ltd. and affiliates(3) 9 Andre Saharov Street 31905 Haifa, Israel	78,498,554	35.5%
Bank Hapoalim B.M.(4) 23 Menachem Begin Street Migdal Levinstein 46725 Tel Aviv, Israel	11,911,300	5.2%
Directors and executive officers(5)
Harel Beit-On	103,221,465	46.3%
Yoav Doppelt (6)	*	*
Eugene I. Davis(6)	*	*
Naftali (Tali) Idan(6)	*	*
Talia Livni(6)	*	*
Arie Weisberg(6)	*	*
Shlomo Yanai(6)	*	*
Zipora (Tzipi) Ozer-Armon	*	*
Ophir Yakovian	*	*
Robert Di Silvio	*	*
Zhai Qiying	*	*
Dr. Kordt Griepenkerl	*	*
Toshio Fakuda	*	*
Elad Benjamin	*	*
Roy Ramati	*	*
Hadas Padan	*	*
Amir Lichter	*	*
Eran Cohen	*	*
Rick Gaykowski	*	*
Shlomo Alkalay	*	*
Ido Ben-Tov	*	*
William Weisel	*	*
Directors and executive officers as a group	107,830,298	47.9%

* Beneficially owns, individually, less than 1% of our outstanding Ordinary Shares.

(1)	The information regarding the Ordinary Shares beneficially owned by major shareholders is generally based upon information provided by such shareholders.

(2)	The beneficial ownership of Ordinary Shares by Viola-LM Partners L.P. (“Viola”) consists of:

(a) 99,180,374 shares held directly by Viola; and

(b) 2,409,091 shares issuable upon the exercise of the warrants granted to Viola in connection with an equity financing in 2009 (the “2009 Equity Financing”), all of which are currently exercisable.

Viola is a limited partnership formed under the laws of the Cayman Islands. Mr. Harel Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola.

(3)	The beneficial ownership of Ordinary Shares by XT Hi- Tech Investments (1992) Ltd. (formerly known as Ofer Hi-Tech Investments Ltd.) (“XT Hi-Tech”) consists of:

(a) 75,923,880 shares held directly by XT Hi-Tech, of which 8,876,560 shares are held by XT Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006 (the “Trust Agreement”);

(b) 2,136,364 shares issuable upon the exercise of the warrants granted to XT Hi-Tech in connection with the 2009 Equity Financing (of which, warrants for 238,637 shares are held by XT Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable; and

(c) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of XT Hi-Tech.

XT Hi-Tech is an indirect wholly owned subsidiary of XT Holdings Ltd., a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of its outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of a discretionary trust established in the Cayman Islands. Mr. Yoav Doppelt, a director of Lumenis, is the Chief Executive Officer of XT Hi-Tech.

(4)
The beneficial ownership of Ordinary Shares by Bank Hapoalim B.M. (the “Bank”) consists solely of shares issuable upon the exercise of warrants held by the Bank, all of which are currently exercisable.

(5)
The beneficial ownership of Ordinary Shares by our directors and executive officers includes (i) the 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola that are currently exercisable by Mr. Beit-On, as well as (ii) the shares and rights to acquire shares held by Viola in respect of which Mr. Beit-On may be deemed to be the beneficial owner (see footnote (2) above).

(6)
The beneficial ownership of this director consists entirely of Ordinary Shares issuable upon exercise of options that are either currently exercisable or exercisable within 60 days of December 1, 2013.

PROPOSALS FOR THE SPECIAL GENERAL MEETING

PROPOSAL 1
APPROVAL OF CERTAIN AMENDMENTS TO OUR ARTICLES OF ASSOCIATION AND A
CORRESPONDING AMENDMENT TO OUR MEMORANDUM OF ASSOCIATION

Background

Amendment and Restatement of Articles of Association

As we have reported previously, we have commenced the process for the Offering and Listing, and on December 6, 2013 filed an initial version of our registration statement on Form F-1 with the SEC.  While we are a reporting public company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our securities are not currently listed for trading on a securities exchange.  Therefore, the Listing and the accompanying trading in our shares, if successfully consummated, will effect a significant transformation for our Company. Our Board seeks to ensure that this transformation proceeds smoothly and furthermore believes that our current articles of association should be adjusted to more fully reflect our status as a typical public company with a trading market in our securities.

Consequently, our board of directors has recommended to our shareholders to approve, subject to the consummation of the Offering and Listing, the adoption of the Articles as a replacement of our current articles of association.  The proposed text of the Articles is set forth in Appendix A to this proxy statement. We have provided a brief description of each proposed substantive amendment to be effected to our current articles of association through adoption of the Articles and the rationale therefor below:

a.
Implementation of a recapitalization through creation of a second class of ordinary shares, designated as Ordinary B Shares, which shall vote with and possess rights identical to those of our existing Ordinary Shares.  The Ordinary Shares shall automatically convert into or be reclassified (subject to Board determination) as Ordinary B Shares on a 1:1 basis (x) in their entirety, on the 181st day after the date of the underwriting agreement for the Offering (as may be extended, as described below), or, if occurring sooner, (y) partially, on a pro rata basis, based on a decision by our board of directors.

The composition of the ownership of our outstanding Ordinary Shares is currently diffuse.  Beyond our controlling shareholders, Viola-LM Partners L.P. and XT Hi-Tech Investments (1992) Ltd. and their respective affiliates, as well as Agate Medical Investments L.P., which participated in our June 2009 equity financing, approximately 17% of our outstanding Ordinary Shares are currently held by over 4,500 shareholders, based on information available to us (the “Public Shareholders”).  We believe that the substantial majority of the Ordinary Shares held by the Public Shareholders are held by non-affiliates of our Company, who are free under U.S. securities laws to dispose freely of their shares. Accordingly, upon consummation of the Offering and the Listing, many of those shares could be sold immediately into the public market, which could exert downward pressure upon, and cause a significant decrease in, the market price of our shares. Furthermore, the mere perception in the public market that our Public Shareholders might sell their shares could also depress the market price of our shares.  Any sales by Public Shareholders could occur at the same time that the underwriters for the Offering are seeking to stabilize our stock price for the benefit of all of our shareholders through customary post-offering activities, thereby frustrating those stabilization efforts. That, in turn, could adversely impact our ability to complete the Offering successfully.

Standard practice in U.S initial public offerings is that substantially all of an issuer’s existing shareholders and holders of vested options enter into lock-up agreements with the underwriters that restrict their ability to transfer their shares for at least 180 days after the date of the offering.  While the Offering will not be our initial public offering, it will resemble an initial public offering in that it will result in the listing of our shares on a U.S. securities exchange and is expected to result in the creation of a public trading market for our shares (neither of which is currently the case). In addition, because we are not an “emerging growth company” under U.S. securities laws, the 180 day period may be automatically extended for an additional period of up to 33 days under certain circumstances, as is standard practice for a non-emerging growth company (as will be described in the form of lock-up agreement that we will file as an exhibit to the registration statement for the Offering). The underwriters of our Offering have advised us that they would be unable to proceed with the Offering if there were to be a significant risk of flooding of our market immediately after the Offering.  As a result, our controlling shareholders have confirmed to us that they will enter into standard lock-up agreements with the underwriters of our Offering.  However, given the diffuse nature of our share ownership and the number of Public Shareholders, we do not believe that it would be possible for us to obtain lock up agreements or commitments from the Public Shareholders or even from a significant portion of them.

Accordingly, our Board recommends that our current articles of association be amended to effect a recapitalization that will involve the creation of the Ordinary B Shares.  The Board further intends that the Company issue and list Ordinary B Shares in the Offering and Listing. This would have the effect of enabling the Offering to proceed as the Ordinary Shares (a) would continue to not be listed on any stock exchange or bulletin board for trading, (b) would not, other than as set forth in the Articles, be convertible into or re-classifiable as Ordinary B Shares, and (c) would be identified by a separate CUSIP number (as the Ordinary B Shares would have their own new CUSIP number). As a result of these factors, the Ordinary Shares could not readily be sold into the public market.  The underwriters of the Offering have confirmed to us their satisfaction with this arrangement.

Our Board believes that the Offering and Listing will provide the Company with additional funding to pursue its operations, expansion and growth, will provide the Company with access to the public capital markets, and will provide our shareholders with liquidity and a potential for appreciation in our share price. Our Board also understands that without arrangements that ensure that the market for our shares will not be flooded with existing shares, the Offering and Listing would be extremely difficult to execute successfully.  Accordingly, our Board believes that it is in the best interest of the Company and all of our shareholders, including the Public Shareholders, to conduct the Offering and Listing while at the same time seeking to maintain an orderly, efficient market in our shares and therefore recommends the recapitalization that will create the Ordinary B Shares.

In order to properly balance our shareholders' interests in achieving liquidity for their shares, our Board also recognizes that arrangements need to be implemented to the effect that our existing shareholders’ shares will become eligible for trading. Therefore, assuming approval of the Articles at the Meeting and the prospective consummation of the Offering, the Board intends to authorize, as part of the recapitalization, a pro rata stock dividend, or a reclassification or conversion of Ordinary Shares, that will in any case result in the issuance to all existing shareholders of Ordinary B Shares at a rate to be determined by the Board, which is not currently expected to exceed 0.15 Ordinary B Shares for each Ordinary Share held by a shareholder. Under Article 9(b) of the Articles, the Board will have the authority to determine how to treat fractional shares that would otherwise be issuable pursuant to the recapitalization. The stock dividend, reclassification or conversion will be effective at such time, prior to the effectiveness of the registration statement on Form F-1 for the Offering, as the Board may deem appropriate for purposes of the Offering. The Ordinary B Shares issued to each shareholder pursuant to the recapitalization should have the same status as the Ordinary Shares held by such shareholder in terms of restrictions upon sale under U.S. securities laws so that a shareholder that is free under U.S. securities laws to dispose of its Ordinary Shares should be able also to sell its Ordinary B Shares into the public market as a result of the Offering and Listing of the Ordinary B Shares. In addition, the remaining Ordinary Shares held by each shareholder shall automatically convert into or be reclassified as (as determined by the Board) Ordinary B Shares on a 1:1 basis (x) in their entirety, on the 181st day after the date of the underwriting agreement for the Offering (as may be extended as described above), or, if occurring sooner, (y) partially, on a pro rata basis, based on a decision by our Board. Under this provision, to the extent that our Board, based on the approval of the underwriters, determines to release Ordinary Shares from the 180 day lock-up for sale pursuant to, among other possibilities, a follow-on offering or otherwise, the Board will effect a corresponding release for the benefit of all of our shareholders, on a pro rata basis, by converting or reclassifying a portion of all remaining outstanding Ordinary Shares into (or as) Ordinary B Shares. For such purpose, the Board will set a record date for shareholders entitled to benefit from the partial early conversion or reclassification.

Assuming the adoption by our shareholders of the Articles, our Board would effect a reverse stock split of all of our outstanding Ordinary Shares, in a ratio to be determined together with the underwriters for the Offering, in order to ensure that the price per share to be sold in the Offering will be consistent with both applicable stock exchange listing standards and market practice.  Such a reverse stock split was already approved by our shareholders, at the September 9, 2013 annual general meeting of shareholders. The effectiveness of the reverse stock split would be at a date preceding the effectiveness of the registration statement on Form F-1 for the Offering as the Board may deem appropriate for purposes of the Offering.

All outstanding options and warrants to purchase Ordinary Shares would, upon the effectiveness of the Articles, reverse stock split and recapitalization described above, become automatically adjusted to be treated identically to our outstanding shares. Therefore, all options and warrants would initially be exercisable for a reduced total number of shares, consistent with the reverse stock split, and would be exercisable for both Ordinary Shares and Ordinary B Shares, in such proportion as reflects the ratio of outstanding shares of each such class that would result from the recapitalization and any subsequent conversion or reclassification of additional Ordinary Shares into (or as) Ordinary B Shares. Following the 180-day period (which may be extended, as referenced above) that will begin on the date of the underwriting agreement for the Offering, all options and warrants will automatically become exercisable in their entirety for Ordinary B Shares, for such total number of shares as equals the sum of the Ordinary Shares and Ordinary B Shares for which they were exercisable during that 180-day period.

b.	Amendment of the procedure under Article 26(b) whereby shareholders of our Company may submit a request to add an item to the agenda of a general meeting of our shareholders.

Article 26(b) of our current articles of association provides a means by which shareholders may submit a request to add an item to the agenda for a general meeting of our shareholders.  While these provisions are an important component of our corporate governance regime, enabling even small shareholders to raise proposals that may be of benefit to our Company and shareholders at large, the logistical framework and timeframes set by the current provisions are difficult to apply. The proposed amended version of Article 26(b), included in Appendix A to this proxy statement, is intended to remedy that situation by providing increased clarity to shareholders seeking to submit agenda items and to our Company in determining whether to include a specific item in the agenda of a shareholders' meeting. Among other changes, the revised Article 26(b) links the timing for submission of a shareholder proposal to the date of the previous year’s annual meeting, in the case of an annual meeting, and to the public announcement by our Company of the meeting, in the case of a special meeting.

c.	Deletion of the right of a 12% Group (as defined in Article 26(c)) to nominate directors of our Company under Articles 26(c) and 41(c).

Under Articles 26(c) and 41(c) of our current articles of association, any shareholder or group of shareholders of our Company holding at least twelve percent (12%) of the voting rights in the issued share capital of our Company (referred to as a “12% Group”) has the right to request that our board of directors include in the agenda of the next general meeting of shareholders, the agenda of which includes the election of nominees to our board of directors, one (1) nominee designated by such 12% Group for each 12% of the issued and outstanding share capital held by such 12% Group.  A nominee of a 12% Group shall be deemed elected if such election is approved by the affirmative vote of either (i) a majority of the voting power present and voting in person or by proxy at the general meeting or (ii) all of the members of the 12% Group.

In light of the anticipated Listing and the accompanying trading market in our Ordinary B Shares, our board of directors believes that this provision is not appropriate.

Our board of directors therefore recommends the deletion of the subject 12% provision from Articles 26(c) and 41(c) of our current articles of association, subject to the consummation of the Offering and Listing.

d.	Reduction, from 33.3% to 25%, of the percentage of the voting power of our outstanding shares present at a general meeting of our shareholders constituting a quorum.

Under the Companies Law, we are permitted to set the quorum level for a general meeting of our shareholders as low as two or more shareholders possessing 25% of the voting power of our Ordinary Shares. In light of that allowance, as well as the prospective Listing and accompanying trading market in our Ordinary B Shares, our board of directors believes that it will be more beneficial to our Company and our shareholders that the minimum percentage voting power of our ordinary shares (consisting of Ordinary Shares and Ordinary B Shares on a combined basis, as those two classes will vote together as a single class) constituting a quorum for a general meeting of our shareholders be reduced from 33.33% to 25%.

Amendment to Memorandum of Association

In light of the proposed revisions to our authorized share capital under our Articles under this Proposal 1, and in order to avoid the need to amend our Memorandum of Association in the future upon any further adjustments to our authorized share capital, our Board is proposing that our shareholders approve an amendment to our Memorandum of Association.  The amended authorized share capital provision will cross-reference the authorized share capital stated in our Articles, thereby conforming our Memorandum of Association to the Articles on an automatic, ongoing basis.  The proposed text of the amendment to our Memorandum of Association is set forth in Appendix B to this proxy statement.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that effective at a date to be determined by the Board prior to the effectiveness of the Company’s registration statement on Form F-1 relating to the Offering, the proposed amendment and restatement of the Company’s current articles of association and the corresponding amendment to the Company’s Memorandum of Association, as set forth in Appendix A and Appendix B, respectively, to the proxy statement dated January 6, 2014 with respect to the Special General Meeting, be, and hereby are, approved in all respects.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the amendment and restatement of our current articles of association and amendment to our Memorandum of Association described in this Proposal 1.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 1.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolution approving the above-described amendment and restatement of our current articles of association via the Articles and corresponding amendment to our Memorandum of Association.

PROPOSAL 2
APPROVAL OF A REVISED FORM OF D&O INDEMNIFICATION AGREEMENT

Background

The existing form of indemnification agreement to which we are party with our directors and certain members of our senior management was originally adopted back in 2006 and was based on the previous form that was approved in 2000.  Since that time, the Companies Law has undergone various amendments that impact the scope of permissible indemnification.  In addition, given the increased risk of litigation and other claims being asserted against directors and officers of companies and that highly competent persons have become more reluctant to serve companies as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of such companies, market practice regarding indemnification agreements has evolved significantly since 2006.

The Companies Law currently provides that a company may indemnify an office holder (which consists of a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly reporting to the general manager, or any other person performing the functions thereof (other than the position of a director), without regard to such person’s title) against:

• a financial liability imposed on him or her in favor of another person by any court judgment concerning an act performed in his or her capacity as an office holder;

• reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that are instituted on the company’s behalf, or that another person institutes against him or her; (ii) a criminal charge of which he or she was acquitted; or (iii) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal intent; and

• reasonable litigation expenses, including attorneys’ fees, expended by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) with respect to a monetary sanction.

Our articles of association (both the current version and the proposed Articles) allow us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria.

The existing indemnification agreements to which we are party with all of our directors and with certain members of our senior management do not reflect the recent amendments to the Companies Law that impact the scope of permissible indemnification. The current agreements furthermore do not reflect current market standards. Each of our compensation committee and our board of directors has therefore approved and proposed for approval by our shareholders the replacement of our existing form of indemnification agreement with a revised form that reflects all amendments to the Companies Law to date that are related to indemnification and similar matters, including: (i) release (or exculpation), in advance, of our directors and senior management members from liability to our Company for any damage that arises from the breach of their duty of care to our Company; and (ii) indemnification for any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify directors and senior management members (including, without limitation, indemnification with respect to the matters referred to under Section 56h(b)(1) of the Israeli Securities Law 5728-1968).

Similarly, in connection with the Offering and Listing and the increased exposure to liability that our directors and senior management will face once we are a NASDAQ-listed (or other securities exchange-listed) and traded company, we propose to increase the dollar limit to which our indemnification obligation to each of our directors and senior management members is subject.  In order to ensure that increases in that indemnification limit is in keeping with the growth (if any) of our Company, each of our compensation committee and our board of directors has approved, and is proposing for approval by our shareholders, that the maximum indemnification amount be linked to growth in our shareholders’ equity. Our proposed form of director and officer indemnification agreement will set an indemnification limit that equals the greater of (i) $50 million and (ii) 25% of our shareholders’ equity (as is customary with other public companies), rather than the current $50 million level.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that our Company’s entry into a revised form of director and officer indemnification agreement as set forth in Appendix C to the Company’s proxy statement dated January 6, 2014 with respect to the Special General Meeting, with any current and future directors of the Company and with any current and future officers of the Company that the Company’s board of directors determines, be, and hereby is, approved by the Company’s shareholders; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, the revised form of director and officer indemnification agreement.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of our entry into a revised form of director and officer indemnification agreement, as described in this Proposal 2.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 2.

Because Proposal 2 addresses a revised form of indemnification agreement for our directors and executive officers that is not covered by our existing compensation policy (as previously approved by our shareholders), the proposal requires approval by a special majority under the Companies Law.  Specifically, the approval of Proposal 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting on the proposal:

(i)
the shares voting in favor include a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law and described under “Vote Required for Approval of Each Proposal” above) nor in possession of a “personal interest” (as such term is defined in the Companies Law and is described under “Vote Required for Approval of Each Proposal” above) in the approval of our entry into the revised form of director and officer indemnification agreement, disregarding abstentions; or

(ii)
the total number of shares voted against by those shareholders who are neither controlling shareholders nor in possession of a personal interest, disregarding abstentions, does not exceed two percent (2%) of all of the voting rights in our Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the approval of our entry into a revised form of director and officer indemnification agreement.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on this proposal, you should not fill out the enclosed proxy card and should instead contact our Corporate Secretary at +972-4-959-9356 or +972-4-909-9480 (Fax: +972-4-959-9355), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolution approving our entry into the revised form of director and officer indemnification agreement with our directors and officers.

PROPOSAL 3
APPROVAL OF INCREASED COVERAGE LIMITS AND RELATED PREMIUMS UNDER NEW
DIRECTORS AND OFFICERS INSURANCE POLICY

Background

Under the Companies Law, the terms of compensation—including providing directors’ and officers’ insurance—to our Chief Executive Officer and our directors must be approved by our compensation committee, board of directors and shareholders, in that order.

On December 24, 2013 and December 25, 2013, our compensation committee and our board of directors, respectively, approved (subject to shareholder approval) (i) our obtaining a new general directors’ and officers’ insurance policy that will replace our existing policy and increase the coverage limit relative to our existing policy, as well as (ii) our potentially obtaining public offering security insurance (“POSI”) in connection with the Offering.  Based on those approvals, we are currently seeking shareholder approval for coverage of up to $60 million under a new general directors’ and officers’ insurance policy (in replacement of our existing policy), for which the maximum annual premium would be up to $600,000. In the event that we obtain a POSI policy in addition to the general directors’ and officers’ insurance policy, the annual premium under the general directors’ and officers’ insurance policy will be subject to adjustment. The actual coverage and premium levels under the general directors’ and officers’ insurance policy shall be finalized via subsequent action of the Board, based on the recommendation of the Chief Executive Officer and/or Chief Financial Officer of our Company.

In deciding to approve our obtaining new, increased insurance coverage and the related increased premiums, our compensation committee and board of directors considered, among other factors, the desire to adequately cover our directors and officers for the increased exposure that they will prospectively face in connection with and subsequent to the Offering and the Listing. Our compensation committee and board of directors received advice from management, which had consulted with outside experts in the insurance field as to what would be customary, adequate protection for a company that is publicly traded in the U.S.

Our obtaining POSI coverage is consistent with our existing compensation policy that already received the approval of our shareholders at our annual general meeting of shareholders that took place in September 2013. Thus, our implementation of our compensation committee and Board approvals of our obtaining POSI coverage does not require approval from our shareholders at the Meeting.  Nevertheless, the increase in the coverage limits and related premiums under our new general insurance policy for our directors and officers (with or without the additional POSI coverage) is beyond that which is covered by our existing compensation policy and will therefore require shareholder approval at the Meeting under the Companies Law.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that subject to the consummation of the Offering and Listing described in Proposal 1, the Company’s obtaining a new general directors’ and officers’ insurance policy with such coverage, and such annual premium obligations as are described in Proposal 3 of the proxy statement relating to the Special General Meeting, be, and the same hereby are, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the new, increased directors’ and officers’ insurance coverage limits and related premiums.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 3.

Because Proposal 3 proposes an increase in directors’ and officers’ insurance coverage limits and related premiums beyond the levels of coverage and related annual premiums that are covered by our existing compensation policy, the proposal requires approval by a special majority under the Companies Law.  Specifically, the approval of Proposal 3 with respect to the increase in directors’ and officers’ insurance coverage limits and related premiums requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting on the proposal:

(i)
the shares voting in favor include a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law and described under “Vote Required for Approval of Each Proposal” above) nor in possession of a “personal interest” (as such term is defined in the Companies Law and is generally described under “Vote Required for Approval of Each Proposal” above) in approval of the increased directors’ and officers’ insurance coverage limits and related premiums, disregarding abstentions; or

(ii)
the total number of shares voted against by those shareholders who are neither controlling shareholders nor in possession of a personal interest, disregarding abstentions, does not exceed two percent (2%) of all of the voting rights in our Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the increase in directors’ and officers’ insurance coverage limits and related premiums.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on this proposal, you should not fill out the enclosed proxy card and should instead contact our Corporate Secretary at +972-4-959-9356 or +972-4-909-9480 (Fax: +972-4-959-9355), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolution approving the new, increased insurance coverage limits and related premiums for our directors and officers.

PROPOSAL 4
AMENDMENT OF REGISTRATION RIGHTS AGREEMENT

Background

We are currently party to a registration rights agreement, dated as of December 5, 2006 and amended as of June 25, 2009 (as amended, the “Registration Rights Agreement”), by and among our Company, Viola, XT Hi-Tech, Bank HaPoalim B.M., Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. (collectively, “Agate,” and together with the other parties to the Registration Rights Agreement, the “Holders”). In connection with the prospective Offering and Listing, the Registration Rights Agreement has been reviewed by us and our advisers as well as by the proposed underwriters of the Offering and their counsel. In light of the recommendations arising from such review, each of our audit committee and board of directors has concluded that it is the best interest of our Company and our shareholders that we enter into an amendment to the Registration Rights Agreement that effects the revisions described below, which are formally set forth in the form of Amendment No. 2 to Registration Rights Agreement that is annexed to this proxy statement as Appendix D (the “Registration Rights Agreement Amendment”).

While we have conducted our review of the existing Registration Rights Agreement with the Offering and Listing in mind, we believe that our proposed revisions to the agreement are nevertheless appropriate regardless of whether the Offering and Listing are successfully completed.  Consequently, generally, we are not conditioning our shareholders’ approval of the effectiveness of the Registration Rights Agreement Amendment on completion of the Offering or Listing (with the exception of the amendment described in (a) below, which shall be conditioned on consummation of the Offering and Listing, and the implementation of the recapitalization described in Proposal 1 above).

The proposed revisions consist of the following:

a.
Amendment of the definition of “Registrable Securities” in Section 1.12 in order to explicitly include therein our Ordinary B Shares, which class of shares will be sold in the Offering and listed for trading pursuant to the Listing, while excluding therefrom our Ordinary Shares, which will not be listed for trading pursuant to the Listing (as described in Proposal 1, part (a), above).  In addition, conforming revisions will need to be made by amending existing Section 1.1 and adding new Sections 1.9 and 1.10.

b.
Amendment of Section 2.3.2 in order to allow the Holders to exercise demand registration rights earlier than 180 days after effectiveness of a registration statement filed by us if a lock-up restriction related to that existing registration is lifted sooner by the underwriters for that registration.

c.
Deletion of the allowance under Section 3.2.1 for Holders to withdraw their shares from an underwritten offering for which they have exercised piggyback registration rights until up to five business days after the date on which the material terms of the underwriting are agreed upon and made known.

d.
Deletion of the twenty-five percent (25%) minimum for the percentage of Registrable Securities allotted to the Holders in an underwritten piggyback registration under Section 3.2.2 in the event that marketing limitations require that the underwritten offering size be cut back.

e.
Extension of our right under Sections 2.3.5 and 4.2.4 to delay our filing a registration statement in response to the Holders' exercise of demand registration rights under Section 2 or shelf registration rights under Section 4, respectively, to periods that total, in each case, 90 days, in the aggregate, in any 12 month period, based on a determination by our board of directors that such filing would be seriously detrimental to our Company and its shareholders.

f.
Extension of our right under Section 4.3.1 to suspend use of the prospectus of an effective shelf registration statement filed pursuant to Section 4 due to a pending corporate development or other similar event to any number of periods that total up to 90 days in any 12 month period.

g.
Deletion of the requirement under Section 4.3.2 that we pay liquidated damages to Holders if we suspend use of an effective shelf registration statement by the Holders for periods exceeding 30 consecutive days, or 60 days total within any 12 month period, due to the need to amend such registration statement or other similar causes for a suspension.

h.
Amendment of Section 5.11 to exclude a piggyback registration from the Holders' right to review and comment upon a registration statement or prospectus, or amendment or supplement thereto, or a related underwriting agreement, prior to the initial filing thereof.

Overall, the above-described revisions are aimed at maintaining our Company’s ability to (i) access the capital markets for financing activities, (ii) potentially pursue acquisitions or other significant transactions and (iii) simultaneously comply with our disclosure obligations under the Exchange Act, without having that ability frustrated, or burdened excessively, by the registration rights granted to the Holders.  We anticipate that the Offering and Listing may enhance our ability to raise capital via the public market and to conduct acquisitions, and we therefore believe that the current time is most appropriate for entering into the Registration Rights Agreement Amendment.

We believe that each above-described revision to the Registration Rights Agreement that is contained in the Registration Rights Agreement Amendment is beneficial to our Company (and therefore, by extension, to our shareholders at large). We have obtained the approval of the Holders holding the requisite 60% of the currently outstanding Registrable Securities under the Registration Rights Agreement to the form of Registration Rights Agreement Amendment and expect that it will be entered into effective immediately upon approval by our shareholders.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s entry into the proposed Registration Rights Agreement Amendment, in the form attached as Appendix C to the Company’s proxy statement dated January 6, 2014, be, and hereby is, approved in all respects; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, the proposed Registration Rights Agreement Amendment.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of our entry into the Registration Rights Agreement Amendment.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 4.

Because Proposal 4 relates to a transaction with our controlling shareholders, Viola and XT Hi-Tech, which are Holders under the Registration Rights Agreement and are parties to the related prospective Registration Rights Agreement Amendment, the proposal requires approval under the Companies Law by a special majority of our shareholders.  Specifically, the approval of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting on the proposal:

(i)
the shares voting in favor include a majority of the shares voted by shareholders who are not in possession of a “personal interest” (as such term is defined in the Companies Law and generally described under “Vote Required for Approval of Each Proposal” above) in approval of our entry into the Registration Rights Agreement Amendment, disregarding abstentions; or

(ii)
the total number of shares voted against our entry into the Registration Rights Agreement Amendment, by those shareholders who are not in possession of a personal interest, disregarding abstentions, does not exceed two percent (2%) of all of the voting rights in our Company.

A shareholder that has a personal interest is qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to our entry into the proposed Registration Rights Agreement Amendment.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should not fill out the enclosed proxy card and should instead contact our Corporate Secretary at +972-4-959-9356 or +972-4-909-9480 (Fax: +972-4-959-9355), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolutions approving our entry into the Registration Rights Agreement Amendment.

PROPOSAL 5
APPROVAL OF SEPARATE OPTION GRANTS TO OUR (A) CHIEF EXECUTIVE OFFICER, (B)
CHAIRMAN OF THE BOARD AND (C) ADDITIONAL DIRECTORS

Background

Under the Companies Law, the terms of compensation of our Chief Executive Officer and our directors must be approved by our compensation committee, board of directors and shareholders, in that order.

On December 4, 2013, each of our compensation committee and our board of directors approved (subject to shareholder approval) separate grants of options to purchase Ordinary Shares to (i) Ms. Zipora Ozer-Armon, our Chief Executive Officer, (ii) Mr. Harel Beit-On, the Chairman of our board of directors, and (iii) Messrs. Yoav Doppelt, Arie Weisberg and Shlomo Yanai, our directors.  None of the grantees who are directors participated in the Board’s approval of their respective grants, and Mr. Yanai, who serves as a member of the compensation committee, also did not participate in that committee’s approval of his option grant.

The terms of these option grants are set forth in the table below:

Name	Total Number of Options Granted	Exercise Price	Vesting Schedule	Expiration Date
Zipora Ozer-Armon	750,000*	$1.27*	25% after one year; remaining 75% on an equal, quarterly basis over the next three years	Seven years from the date of the Meeting
Harel Beit-On	750,000*	$1.27*	Equal, quarterly vesting over a three year period from grant date	Seven years from the date of the Meeting
Yoav Doppelt	352,000*	$1.27*	Equal, quarterly vesting over a three year period from grant date	Seven years from the date of the Meeting
Arie Weisberg	50,000*	$1.27*	Equal, quarterly vesting over a three year period from grant date	Seven years from the date of the Meeting
Shlomo Yanai	50,000*	$1.27*	Equal, quarterly vesting over a three year period from grant date	Seven years from the date of the Meeting

*The number of options, the exercise price per share and the class of shares issuable upon exercise, will each be subject to adjustment under the 2007 Plan as a result of the anticipated reverse stock split of our outstanding Ordinary Shares, the recapitalization resulting in the issuance of Ordinary B Shares, and the reclassification or conversion of our remaining outstanding Ordinary Shares as or into Ordinary B Shares, assuming the approval of Proposals 1 and 6 at the Meeting.

Each of the subject option grants will furthermore be subject to the following terms:

(i)	it will be granted as of the date of the Meeting;

(ii)(a)
in the case of the grant to Ms. Zipora Ozer-Armon, our Chief Executive Officer, it will be subject to acceleration of vesting of 50% of all then-unvested options in the event that her employment is terminated without cause (as defined in her employment agreement with the Company) within 12 months after the closing of a transaction for a sale of all or substantially all of the shares or assets of the Company; or

(ii)(b)
in the case of a grant to a director grantee (including Mr. Beit-On), it will be subject to full acceleration of vesting in the event that the grantee is required to cease being a director of the Company in connection with a Merger/Sale of the Company, as defined in the Company’s 2007 Plan;

(iii)
in the case of a grant to a director grantee (including Mr. Beit-On), in the event that the grantee ceases to serve as a director of the Company, the options will continue to be exercisable for a period of twelve months thereafter, but not beyond seven years from the date of the Special General Meeting; and

(iv)
it will otherwise be subject to the terms of the Company’s 2007 Plan (which include provisions that will adjust the number of options, the exercise price per share and the class of shares issuable upon exercise of the options as a result of the anticipated reverse stock split, recapitalization involving the issuance of Ordinary B Shares and the reclassification or conversion of our remaining outstanding Ordinary Shares as or into Ordinary B Shares, assuming the approval of Proposals 1 and 6).

In deciding to make these grants, our compensation committee and board of directors considered, among other factors, the desire to align the compensation terms and equity incentives for our Chief Executive Officer and for the subject directors with those of our Company.  They also considered our desire to allow our Chief Executive Officer and for the subject directors to participate in potential future upside that may arise in connection with future appreciation of the price of our Ordinary B Shares in the public market after the conclusion of the lock up period for our prospective Offering, subject to continuous employment or service to our Company (as applicable) and the vesting terms.

Our compensation committee and board of directors considered, in making this decision, all relevant information on the proposed terms of the options, the relevant officer and directors, their current terms of employment or service (including previous option grants), the purposes to be accomplished through the grant, and the economic value of the grants based on the proposed terms.  In doing so, our compensation committee and board relied on data provided by our management. In addition, in making their decisions, our compensation committee and board considered various considerations, including those set forth in further detail in Sections 4 and 5 of the compensation policy of our Company. Our compensation committee and board of directors concluded that the proposed grants provide a balance that serves the best interests of our Company, bearing in mind that providing equity incentives to executives and directors is an appropriate tool to encourage them to assist in our Company's success.

Proposed Resolution

It is proposed that at the Meeting the following separate resolutions be adopted (each of which will be voted upon separately by our shareholders):

“RESOLVED, that the grant to Ms. Zipora Ozer-Armon, our Chief Executive Officer, of options to purchase 750,000 Ordinary Shares of the Company pursuant to the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended, to be held in trust and registered in the name of a trustee selected by the Board, 25% of which shall vest one year following the grant date and the remaining 75% of which shall vest on an equal, quarterly basis over the course of the following three years, all upon the terms described in Proposal 5 of the proxy statement relating to the Special General Meeting, be, and the same hereby is, approved; and be it

FURTHER RESOLVED, that the grant to Mr. Harel Beit-On, the Chairman of our Board, of options to purchase 750,000 Ordinary Shares of the Company pursuant to Section 3(9) of the Israeli Income Tax Ordinance, (New Version), 5721-1961, as amended, which shall vest on an equal, quarterly basis over a three year period from the grant date, all upon the terms described in Proposal 5 of the proxy statement relating to the Special General Meeting, be, and the same hereby is, approved; and be it

FURTHER RESOLVED, that the grant to Messrs. Yoav Doppelt, Arie Weisberg and Shlomo Yanai, our directors, of options to purchase 352,000, 50,000 and 50,000 Ordinary Shares of the Company, respectively, pursuant to the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, (New Version), 5721-1961, as amended, to be held in trust and registered in the name of a trustee selected by the Board, which shall be subject to vesting on an equal, quarterly basis over a three year period from the grant date, all upon the terms described in Proposal 5 of the proxy statement relating to the Special General Meeting, be, and the same hereby is, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the subject option grants.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each separate resolution included in Proposal 5.

In addition, because Proposal 5 proposes option grants to, among others, our Chief Executive Officer and the Chairman of our board of directors (the latter of whom holds an indirect equity interest in our controlling shareholder, Viola), and because the option grants proposed for all grantees (including our Chief Executive Officer, the Chairman of our board of directors and three other directors) extend beyond what is explicitly contemplated for them under our compensation policy, each separate resolution contained within this proposal requires approval by a special majority, under the Companies Law.

Specifically, the approval of each resolution within Proposal 5 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting on the resolution:

(i)
the shares voting in favor include a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law and described under “Vote Required for Approval of Each Proposal” above) nor in possession of a “personal interest” (as such term is defined in the Companies Law and is generally described under “Vote Required for Approval of Each Proposal” above) in approval of the relevant option grant(s), disregarding abstentions; or

(ii)
the total number of shares voted against the option grant(s) by those shareholders who are neither controlling shareholders nor in possession of a personal interest, disregarding abstentions, does not exceed two percent (2%) of all of the voting rights in our Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the option grants to any of our Chief Executive Officer, the Chairman of our board of directors and our three other directors.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on this proposal, you should not fill out the enclosed proxy card and should instead contact our Corporate Secretary at +972-4-959-9356 or +972-4-909-9480 (Fax: +972-4-959-9355), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolutions approving the option grants to Ms. Zipora Ozer-Armon, our Chief Executive Officer; Mr. Harel Beit-On, the Chairman of our board of directors; and Yoav Doppelt, Arie Weisberg and Shlomo Yanai, three of our directors, respectively.

PROPOSAL 6
APPROVAL OF ONE-TIME INCREASE AND ANNUAL (“EVERGREEN”) INCREASES IN
NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER 2007 SHARE INCENTIVE PLAN, AND
EXPANSION OF CLASSES OF SHARES ISSUABLE UNDER 2000, 2003 AND 2007 PLANS

Background

Increase in Number of Ordinary Shares Issuable Under 2007 Plan

On January 30, 2007, our board of directors adopted the Lumenis Ltd. 2007 Share Incentive Plan (the “2007 Plan”), which permits awards, through January 2017, of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to employees, directors, officers, consultants, advisors and suppliers of the Company or its affiliates and to any other person or entity whose services are considered valuable to the Company or its affiliates. The 2007 Plan provides, inter alia, for awards under section 102 and section 3(9) of the Israeli Tax Ordinance, as well as awards that qualify as “Incentive Stock Options” (“ISO’s”), as defined under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and awards that are not so qualified. The 2007 Plan is administered by our board of directors. Awards granted under the 2007 Plan expire not later than ten years from the date of grant.

On December 4, 2013, our board of directors approved an amendment to the 2007 Plan, increasing by six million (from 15,500,000 to 21,500,000) the number of Ordinary Shares reserved for the grant of awards under the 2007 Plan. Solely in order to qualify such additional six million Ordinary Shares reserved under the 2007 Plan for purposes of grants of awards as ISOs, this amendment to the 2007 Plan is subject to approval by our shareholders within one year of the adoption of the amendment. The failure to obtain shareholder approval of the amendment shall not in any way derogate from the validity and binding effect of the grant of any award, but may affect the tax treatment of any award that is intended to qualify as an ISO.

The reason the Board determined it was appropriate to increase the number of Ordinary Shares available under the 2007 Plan is that as of December 1, 2013, we had available only 995,671 Ordinary Shares for future grant under the plan, constituting only 0.5% of our outstanding share capital.  Accordingly, we need additional shares available under the 2007 Plan in order to attract, retain and incentivize talented existing and new employees and other service providers.

Our Board also determined that in order to ensure that we maintain a sufficient supply of shares available for grant to our employees, directors, officers, consultants, advisors and suppliers of our Company or our affiliates and to any other person or entity whose services are considered valuable to our Company or our affiliates, we should amend the 2007 Plan to provide for an automatic annual (evergreen) increase in the Ordinary Shares available thereunder.  Our Board determined that setting the automatic annual increase as the lesser of the following should provide a sufficient, refreshed pool on an annual basis, while not causing undue dilution to our shareholders:

(i)	5,000,000 Ordinary Shares;

(ii)	two percent (2%) of the outstanding Ordinary Shares on the last day of the immediately preceding year; and

(iii)	an amount determined by our Board.

The first automatic annual increase to the pool of shares available under the 2007 Plan took effect at the start of 2014, at which time two million (2,000,000) Ordinary Shares (which was the amount determined by our Board) were added to the 2007 Plan.  To the extent that Proposal 1 is adopted and the Offering and Listing are consummated, and this Proposal 6 is adopted as well, the number and class of the additional shares issuable pursuant to this evergreen provision will be adjusted in accordance with the reverse stock split and recapitalization contemplated in connection with the Offering.  For more information, please see the end of section (a) of Proposal 1 above, as well as the section titled “Expansion of Classes of Shares Issuable Under 2000, 2003 and 2007 Plans” immediately below.

Expansion of Classes of Shares Issuable Under 2000, 2003 and 2007 Plans

If Proposal 1 is approved by our shareholders and the Offering and Listing are consummated, the class of shares issuable upon grant and/or exercise of options under our 2000 Share Option Plan (the “2000 Plan”), our Israel 2003 Share Option Plan (the “2003 Plan”) and the 2007 Plan (collectively with the 2000 Plan and 2003 Plan, the “Plans”) will need to be adjusted to conform to our reclassified share capital.

Therefore, to the extent that outstanding options under the Plans are exercised during the 180 day (as may be extended, as described in Proposal 1) period following consummation of the Offering, the option holders should be entitled to receive a combination of Ordinary Shares and Ordinary B Shares, in accordance with the same proportion had they held actual Ordinary Shares as of the effectiveness of the recapitalization described in Proposal 1. For grantees who receive new option grants following consummation of the Offering and Listing, if their grants are exercisable (and are actually exercised) during the initial 180 day period post-Offering, they should be entitled to receive a proportional mix of Ordinary Shares and Ordinary B Shares during that period. Otherwise, such new grantees’ options should be exercisable for Ordinary B Shares alone, as that will be our only class of outstanding shares following the 180 day period post- consummation of the Offering.

The required amendment to each of the Plans that will enable issuance of a new class of shares— Ordinary B Shares— thereunder (assuming approval of Proposal 1 and consummation of the Offering and Listing) requires shareholder approval, in order to maintain the qualification of the Plans for ISO awards under the Code.  We are therefore seeking approval of those amendments to the Plans as part of the approval of Proposal 6 at the Meeting.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the amendment to the Lumenis Ltd. 2007 Share Incentive Plan, increasing the number of Ordinary Shares reserved for the grant of awards under the 2007 Plan from fifteen million five hundred thousand (15,500,000) to twenty-one million five hundred thousand (21,500,000) (subject to adjustment as to number and class of shares that are issuable based on the proposed reverse stock split and recapitalization described in Proposal 1, if effected), be, and hereby is, approved; and be it

FURTHER RESOLVED, that the foregoing amendment include an annual (evergreen) increase in the number of Ordinary Shares reserved for the grant of awards under the 2007 Plan (beginning on January 1, 2014) equal to the least of (i) 5,000,000 Ordinary Shares; (ii) two percent (2%) of the outstanding Ordinary Shares on the last day of the immediately preceding year, and (iii) an amount determined by our board of directors (subject to adjustment as to number and class of shares that are issuable based on the proposed reverse stock split and recapitalization described in Proposal 1, if effected); and be it

FURTHER RESOLVED, that subject to the approval of Proposal 1 at the Meeting and the consummation of the Offering and Listing described therein, the amendment to each of the Lumenis Ltd. 2000 Share Option Plan, Lumenis Ltd. Israel 2003 Share Option Plan and the Lumenis Ltd. 2007 Share Incentive Plan providing, in each case, that Ordinary B Shares of our Company may be issued under those Plans be, and hereby is, approved in all respects.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the increase in the number of shares reserved for the grant of awards under the 2007 Plan and the amendments to the Plans to allow for the issuance of Ordinary B Shares thereunder.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 6.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolutions approving the one-time and annual (evergreen) increases in the number of Ordinary Shares reserved for the grant of awards under our 2007 Share Incentive Plan and allowing for the issuance of Ordinary B Shares under each of the Plans.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Special General Meeting, but, if any other matters are properly presented at the Special General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Zipora Ozer-Armon Chief Executive Officer

Dated: January 6, 2014